VIVOPOWER


354M

HALF-YEAR RESULTS PRESENTATION

FOR THE 6 MONTHS ENDED DECEMBER 31, 2020

February 24, 2021

Certified B Corporation

Disclaimer

This presentation contains "forward-looking statements" relating to VivoPower International PLC ("VivoPower") within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, estimates relating to our future energy development and investment activities. You can identify these statements by forward-looking words such as "may," "expect," "anticipate," "contemplate," "believe," "estimate," "forecast," "intends," and "continue" or similar words. You should read statements that contain these words carefully because they discuss future expectations; contain projections of future results of operations or financial condition; or state other "forward-looking" information. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: (a) our ability to obtain financing for our projects, our customers or our general operations; (b) our ability to build, sell or transfer projects; (c) regulatory changes and the availability of economic incentives promoting use of solar energy; (d) global economic, financial or commodity price conditions; (e) our ability to develop technologically advanced products and processes; (f) our ability to successfully enter the electric vehicle ("EV") and sustainable energy solutions ("SES") markets; and (g) other risks discussed in filings we make with the Securities and Exchange Commission ("SEC") from time to time. Copies of these filings are available online from the SEC or on the SEC Filings section of our website at www.vivopower.com. By their nature, forward-looking statements involve risks and uncertainties because they relate to events, competitive dynamics, and depend on the economic circumstances that may or may not occur in the future or may occur on longer or shorter timelines than anticipated or not at all. Although we believe that we have a reasonable basis for each forward-looking statement contained in this presentation, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this presentation. All forward-looking statements in this presentation are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

Certain financial information contained in this presentation, including Adjusted EBITDA, are not calculated in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and may not be comparable to similar measures presented by other entities. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For a reconciliation of Adjusted EBITDA to net income, see slide 14. For a reconciliation of Group Adjusted (Underlying) EPS ("Earnings per Share") to Basic EPS, see slide 15.

H1 FY2021

STRATEGIC & OPERATIONAL REVIEW

KEVIN CHIN
CHIEF EXECUTIVE OFFICER


354M

Certified B Corporation

VIVOPOWER

Executive Summary | COVID-19 lockdowns affected results, but growth outlook very strong

Revenue declined year-on-year primarily due to strict COVID lockdowns	• Revenue decreased 28% year-on-year to $22.7m due primarily to strict COVID-19 lockdowns in Australia causing delays to scheduled works for the Aevitas business units
Gross profit declined but GP margin improved	• Gross profit decreased 17% year-on-year to $4.6m due to COVID lockdown driven drop in revenues • GP Margin has improved to 20% versus 18% year-on-year, due to a strong focus on project execution and labour efficiency
EBITDA & operating profit drop due to revenue fall and Tembo growth opex	• Adjusted EBITDA decreased by $4.3m year-on-year to $1.2m. Operating profit also decreased by $5.0m year-on-year to a loss of $0.4m • Primary drivers were COVID lockdown related revenue drop and an increase in headcount to support hyperscaling of the Tembo business
Balance sheet fortified with capital raising and shareholder loan refinance	• Consummated US$28.75m equity raising in October 2020 (with overallotment option exercised) • Cash balance increased from $2.8m at June 30, 2020 to $17.4m as of December 31, 2020 • Refinanced parent company shareholder loan, with longer maturity and lower interest rate to reflect improved credit profile
Tembo acquisition has transformed the growth trajectory of VivoPower	• Completed 51% acquisition in November 2020 and, subsequent to the six month period, in February 2021, moved to 100% ownership • Major partnership deal signed with GB Auto in Australia worth up to an estimated US$250m (including the EVs) in revenue over 4 years
First SES order secured with Tottenham Hotspur FC partnership	• VivoPower's purpose is to help our customers decarbonize by providing a turnkey enterprise sustainable energy solution ("SES") • First SES order has been secured with Tottenham Hotspur FC (UK), with VivoPower also becoming their Global Battery Partner • Further orders are expected in H2 FY2021 from mining sector customers in particular

Certified B Corporation

Notes:
- For reconciliation of EBITDA to IFRS net loss see slide 14
- All amounts shown are unaudited.

VIVOPOWER

FY2021 Key Objectives | Progress ahead of schedule

Win new EV + SES customer orders

- Consummate new EV + SES customer orders from existing Aevitas customer base
- Build up sales, customer service and technical teams
- Explore joint venture and acquisition opportunities

Scale up Aevitas business unit

- Deliver on scheduled works to high standard despite COVID-19
- Further improve sales architecture to enable step change growth
- Leverage critical power capabilities & customer base for EV + SES strategy

Transform US solar projects portfolio

- Secure (at minimum) full economic ownership of US joint venture portfolio
- Drive pro-active customer engagement, PPA origination & battery tech
- Secure new strategic development partner(s) for longer-dated sites

Grow Australian solar + battery pipeline

- Complete development of existing Australian solar projects
- Expand capabilities to deliver battery storage solutions
- Build up pipeline through new and existing customers

Optimize capital management

- Monetize solar projects at 'shovel-ready' state
- Reinvest capital into scale up of new EV + SES strategy
- Optimize group balance sheet composition and cost of capital

Maintain lean & sustainable focus

- Drive further overhead efficiencies through workflow automation
- Introduce digital transformation solutions to optimise data analytics
- Further increase B Corp impact score

Certified B Corporation

VIVOPOWER

Aevitas | Revenues, GP and EBITDA decline due to strict Australian COVID-19 lockdowns

Aevitas businesses in Australia deliver specialized, site-specific electrical and power generation infrastructure to optimize energy usage

Overview of Aevitas | J.A. Martin and Kenshaw

- Headquartered at Newcastle in the Hunter Valley region, Australia's most densely populated industrial belt
- Trusted power solutions provider to over 700 active government, commercial and industrial customers in some of Australia's largest and fastest growing industries including data centers, solar PV, mining and resources, and health and aged care
- Responsible for delivering electrical services and infrastructure to support VivoPower's EV and SES offerings, including on-site renewable generation, batteries and microgrids, EV charging stations, and emergency backup power solutions

H1 FY2021 Review

- The Aevitas businesses delivered $22.2m in revenue for the period, down 29% year-on-year (y-o-y), due primarily to impact of strict COVID-19 lockdowns
- Gross profit was $4.6m compared to $5.6m y-o-y, with gross margins improving to 21%, up 3bps due to a strong focus on project execution and labor efficiency
- Underlying EBITDA was $3.3m, down 18%, reflecting lower gross profit partially offset by further overheads savings
- Awarded marquee contract to complete all electrical works for the 39 MW-DC **Molong Solar Farm** (powering 11,000 homes and avoiding over 53,000 tons of CO_2 per year)
- Completed refinancing of funding facilities resulting in a 38% reduction in J.A. Martin's financing costs and the retirement of Kenshaw's working capital facilities

H1 FY2021 Revenue Contribution by Industry



J.A. Martin
Other, 7%
Infrastructure, 5%
Agriculture, 13%
Trades Services, 20%
Mining & Resources, 26%
Solar, 29%



Kenshaw
Other 27%
Manufacturing 9%
Health & Aged Care 10%
Mining & Resources 23%
Data Center 31%

Certified B Corporation

Notes:
(1) All amounts shown are unaudited.
(2) Adjusted (Underlying) EBITDA = Earnings before interest, taxes, depreciation and amortization, non-cash based share compensation, impairment of assets, impairment of goodwill, and restructuring and other non-recurring costs. See reconciliation of non-IFRS measures on slides 14 and 15.

VIVOPOWER

Vivo Solar | Australian portfolio fully monetized; US portfolio negotiations continue

Vivo Solar comprises the Australian and US solar farm development portfolios

Vivo Solar USA

- Since taking over management control of its 50/50 U.S. solar development JV in June 2020, VivoPower has executed on a hyperturnaround plan
- Management's focus is on maximizing value across the portfolio, prioritizing development of projects that are most economically attractive and advanced in their development processes
- While some less valuable projects have been mothballed in the normal course of development, the remaining U.S. projects are all well advanced and located in regions with fast growing renewable generation footprints
- VivoPower is continuing to negotiate with our former JV partner in relation to the residual value of the portfolio

U.S. Solar Portfolio Summary

	Total JV (MW-DC)	VVPR % Holding	Net VVPR (MW-DC)	VVPR Holding Change
Original JV	1,844	50%	**922**	
Current JV	882	50%	**441**	
New Total [1]	882	100%	**882**	(30)



34
87
41
719
Total MW-DC By State

Vivo Solar Australia

- Vivo Solar Australia develops solar systems in Australia, collaborating with the Aevitas business units (J.A. Martin in particular) to generate win-win opportunities
- Vivo Solar has developed two utility-scale solar projects in Australia which have been or are in the process of being sold:
  - Daisy Hill Solar Farm – 5 MW
  - Yoogali Solar Farm – 15 MW
- Additionally, J.A. Martin has **completed over 150 MW** of solar projects in just 3 years since commencing solar operations, with another **300+ MW in their pipeline**

Australia Solar Portfolio Summary



Key:
Vivo Solar Development Solar Projects
J.A. Martin Completed Solar Projects
J.A. Martin In-Construction Solar Projects

Certified B Corporation

VIVOPOWER

Notes:
(1) Reflects VivoPower recovering 100% economic interest in the portfolio.

Tembo | Acquisition of 51%, followed by increase to 100% ownership

Tembo is our electric vehicle unit focused on customized and ruggedized applications, including for the mining sector globally

Overview of Tembo

- Netherlands-based specialist battery-electric and off-road vehicle company
- Global sales and distribution channels across four continents
- Services a diverse range of sectors – from mining, infrastructure and utilities to government services, game safaris and humanitarian aid – by providing customized light electric vehicles, often for rugged applications
- After purchasing 51% of Tembo in November 2020, VivoPower completed the acquisition of the remaining 49% in February 2021
- Landmark distribution agreement with GB Auto Group in Australia signed January 2021

H1 FY2021 Review

- Consolidated revenues (for 2 months) of $0.4 million, primarily from the delivery of existing orders to key long-term customers
- Revenues were lower year-on-year due to operational disruption and delays in the production and delivery of vehicle orders due to COVID-19 lockdowns
- Net loss for the period of $0.5 million, driven by a number of non-recurring items
- Work commenced on the next generation 72kwH battery platform
- VivoPower onboarding and integration program commenced
- Recruitment campaign also commenced

GB Auto Group partnership in Australia (subsequent event in January 2021)

- In January 2021, VivoPower and Tembo signed a definitive agreement with GB Auto that saw the latter become Australia's exclusive distributor of Tembo electric light vehicles and conversion kits
- GB Auto has committed to purchase at least 2,000 Tembo electric conversion kits in the first four years of the seven-year agreement, with a minimum of 500 kits in the first year
- This is believed to be the most valuable deal for electric vehicles in the Australasian region to date, with the total value of the partnership estimated up to US$250M when including the value of the EVs
- VivoPower and GB Auto will collaborate on development of the next-generation 72 kWh battery kit for the Tembo electric Toyota LandCruiser and Hilux models
- The agreement also positions VivoPower as GB Auto's partner of choice for the financing, construction, and maintenance of Tembo products and related SES, including charging infra-structure, battery storage, and microgrids


GB
AUTO
Services
Products
Technology

Sustainable Energy Solutions (SES) | Tembo enables VivoPower to provide full SES suite

VivoPower's core purpose is to help our customers achieve net zero carbon status by providing turnkey decarbonization solutions


ELECTRIC
VEHICLES

TEMBO e-LV

Tembo Capabilities

- Design and development of ruggedized electric light vehicles (ELVs), electric drive and power systems
- Rent or lease ELVs to customers (opex) or sell ELVs if customer prefers (capex)
- Fleet repairs and maintenance services


SITE
ELECTRIFICATION

aevitas

Kenshaw & J.A. Martin Capabilities

- Electric refit of customer premises
- Design, build and maintenance of renewable generation and microgrids
- Installation and maintenance of EV charging stations
- Emergency backup and uninterruptible power supply


BATTERY
LIFECYCLE
MANAGEMENT

VIVOPOWER

VivoPower Capabilities

- Lease batteries as part of BaaS offering
- Battery repair and maintenance services
- Battery second-life applications
- Financing solutions

Certified B Corporation

VIVOPOWER

SES Elements | Enterprise turnkey decarbonization solution

SES is an enterprise solution, comprising a full suite of hardware, software and services that help our customers achieve "net zero" status

HARDWARE	SOFTWARE	SERVICES
Customized & ruggedized electric vehicles	Telematics	Microgrid design, build and maintenance
IVMS (In Vehicle Monitoring Systems) kits	Online machine health	Charge station installation and maintenance
Fleet charge stations	Fuel optimization & energy management	Electric vehicle repair and maintenance
Microgrids and batteries	Battery data and optimization	Battery repair and maintenance
Spares inventory management	Scheduling and route optimization	Education and training

Certified B Corporation

VIVOPOWER

SES Deal | Battery partnership with Tottenham Hotspur FC

Partnership announced today (as a subsequent event) is a platform for first full suite SES deal for VivoPower

Tottenham Hotspur ("Tottenham, the "Club") have engaged VivoPower to help achieve net zero carbon status

- VivoPower has secured a first-of-its-kind, global battery technology partnership deal with Tottenham Hotspur FC
- The VivoPower partnership is part of Tottenham Hotspur's drive to become a net zero carbon business as it aims to minimize its environmental impacts across all operations
- VivoPower will evaluate decarbonization of both of Tottenham's world-class 62,850 seat stadium in north London and its state of the art training center, targeting actionable proposals and outcomes by June 2021
- Tottenham Hotspur was recently named the English Premier League's greenest club following a study carried out by BBC Sport and the UN-backed Sport Positive Summit. It is also a signatory of the UN Sports for Climate Action Framework

VivoPower will be working to deliver a full suite Sustainable Energy Solution ("SES") to Tottenham

- VivoPower will evaluate, supply, install and maintain a large, solid state battery of more than 3MW at Tottenham Hotspur Stadium, the largest of any stadium or arena in Europe, to balance and guarantee the venue's power supply
- A full-suite sustainable energy solution (SES), including rooftop solar panels, battery storage, custom microgrid controls and electrical infrastructure to enable electric vehicle usage, is expected to be evaluated and installed at Tottenham's state-of-the-art training ground
- As the Club's Official Battery Technology Partner, VivoPower will benefit from visibility on digital signage at Tottenham Hotspur home matches and regular content on the Club's popular social media channels to amplify VivoPower's purpose and presence to a global audience

TOTTENHAM HOTSPUR

Certified B Corporation

VIVOPOWER

Other Corporate Developments | Significant progress on multiple fronts

Advisory Council with world class experience and skills established	• Eric Achtmann, Kim Lawrence, Edward Hyams, Chris Mallios and Martin Bell appointed to Advisory Council in H1 FY2021 • Professor Hugh Durrant-Whyte appointed as sixth and final member in February 2021 • Members bring relevant experience across multiples industries and organizations such as Airbus, BMW, McKinsey, Clean Energy Finance Corporation, Australian Renewable Energy Agency, Nissan, Rocket Internet, Rio Tinto, United Kingdom Ministry of Defence
Expanded Board of Directors and Executive Leadership Team	• Gemma Godfrey, a London based entrepreneur with global board experience in financial services, technology, media, public policy and sustainability, as well as a degree in quantum physics, appointed to VivoPower Board of Directors in December 2020 • Matthew Nestor (Sales Director for North America), Gary Challinor (Director of Sustainable Energy Solutions for Australia and New Zealand) as well as General Counsel (to be formally announced shortly) have been appointed
Real Leaders Top 50 Impact Award win	• VivoPower has been a certified B Corp since 2018 • In January 2021, received its first Real Leaders Impact Award, placing 47th globally among 150 leading companies making a positive social or environmental impact • Other recipients of Real Leaders Impact Awards include Tesla, Patagonia and Arowana
Expanded geographic presence in key markets	• Following the acquisition of Tembo, VivoPower now has an EU presence in The Netherlands in addition to its headquarters located in London, United Kingdom • Additionally, new offices have been opened in Virginia (United States of America) and Toronto (Canada), home to some of the world's largest mining, infrastructure and utilities companies • In Australia, VivoPower continues to have offices in Sydney and Newcastle in New South Wales, and Brisbane in Queensland

Certified B Corporation

VIVOPOWER

H1 FY2021

FINANCIAL REVIEW

KEVIN CHIN
CHIEF EXECUTIVE OFFICER


354M

Certified B Corporation

VIVOPOWER

Profit and Loss Summary for the Half-Year Ended December 31, 2020

Profit & Loss (US$m)	H1 FY2021[1]	H1 FY2020[1]	Comments
Revenue			
Critical Power Services	22.2	31.3	Decrease due primarily to strict COVID-19 lockdowns in Australia causing delays to scheduled works
Solar Development	0.1	0.1	Income from solar farms in Australia
Electric Vehicles			
Electric Vehicles	0.4	-	Part period contribution from Tembo e-LV B.V. since November 2020
Group revenue	**22.7**	**31.4**	
Gross profit			
Critical Power Services	4.6	5.6	Decrease due to revenue decline; GP margin improved to 20% from 18% due to a strong focus on project execution and labor efficiency
Solar Development	-	-	
Electric Vehicle	-	-	
Group gross profit	**4.6**	**5.6**	
Adjusted (Underlying) EBITDA[2]	**1.2**	5.5	Decline reflects a reduction in GP and an increase in headcount to support hyperscaling of the business
Restructuring & other non-recurring costs	(1.9)	(0.8)	Unfavourable variance due primarily to additional once off litigation expenses involving the former CEO
Net finance income, expense & tax	1.9	(2.6)	$4.4m improvement due to $3.8m benefit of foreign exchange gains and one-off interest income reduction on hybrid financial instruments, and $0.6m decrease in income tax expense
Group (Loss) / Profit after tax	**(0.4)**	**1.1**	$1.5m decline due to $4.2m decline in operating profit, $1.5m one-off litigation expenses, offset by foreign exchange gains and interest saving
Group Basic EPS (dollars)	**($0.03)**	**$0.08**	Decline due to losses driven by COVID-19 restrictions
Group Adjusted (Underlying) EPS[3]	**$0.10**	**$0.14**	Decline due to losses driven by COVID-19 restrictions

Notes:

(1) All amounts shown are unaudited.

(2) Adjusted (Underlying) EBITDA = Earnings before interest, taxes, depreciation and amortization, non-cash based share compensation, impairment of assets, impairment of goodwill, and restructuring and other non-recurring costs. See reconciliation of non-IFRS measures on slide 14.

(3) Adjusted (Underlying) EPS = Earnings per share adjusted for restructuring and other non-recurring costs. See reconciliation of non-IFRS measures on slide 15.

Numbers may not compute precisely due to rounding.

Certified B Corporation

VIVOPOWER

Reconciliation of Adjusted (Underlying) EBITDA to IFRS Financial Measures

	For Half-Year Ended	
Non-IFRS Financial Measures (US$m)	**December 31, 2020[1]**	**December 31, 2019[1]**
Net profit/(loss)	**(0.4)**	**1.1**
Income tax expense	0.4	1.0
Net finance expense/(income)	(2.3)	1.6
Share-based compensation (non-cash portion)	0.7	-
Restructuring & other non-recurring costs	1.9	0.8
Depreciation and amortization	0.9	0.9
Adjusted (Underlying) EBITDA	**1.2**	**5.5**

Certified B Corporation

Notes:
(1) All amounts shown are unaudited.
Numbers may not compute precisely due to rounding.

VIVOPOWER

Reconciliation of Adjusted (Underlying) Earnings per Share to IFRS Financial Measures

	For Half-Year Ended	
Non-IFRS Financial Measures (US$m – except where indicated otherwise)	**December 31, 2020[1]**	**December 31, 2019[1]**
Net (loss)/profit for the period	**(0.4)**	**1.1**
Restructuring & other non-recurring costs	1.9	0.8
Adjusted (underlying) net profit for the period	**1.5**	**2.0**
Weighted average number of shares used in computing earnings per share (shares)	*14,941,061*	*13,557,376*
Group Basic EPS (dollars per share)	($0.03)	$0.08
Restructuring & other non-recurring costs per share (dollars per share)	$0.13	$0.06
Group Adjusted (Underlying) EPS (dollars per share)	**$0.10**	**$0.14**

Certified B Corporation

Notes:
(1) All amounts shown are unaudited.
Numbers may not compute precisely due to rounding.

VIVOPOWER

Balance Sheet Summary as at December 31, 2020

Balance Sheet (US$m)	December 31, 2020[1]	June 30, 2020	Comments
Project investments	8.1	8.2	
Other non-current assets	40.4	33.7	Increase of $6.7m primarily due to $3.2m of goodwill associated with the acquisition of Tembo E-LV B.V. in November 2020 and $3.4m increase on dollar denominated legacy Australian assets due to exchange rate movements.
Unrestricted cash	17.4	2.8	Increase primarily due to the $26.4m net share capital raise in October 2020
Other current assets	13.9	13.7	
Assets held for sale	3.8	4.0	
Total Assets	**83.6**	**62.4**	
Current liabilities	(19.1)	(19.7)	Decrease of $0.6m is predominantly due to a reduction in trade and other payables of $4.4m, offset by an increase in current loans and borrowings following refinancing of the Company's shareholder loan as noted below.
Long term liabilities	(20.4)	(24.8)	Decrease of $4.4m primarily due to reclassification to current liabilities following refinancing of the Company's $23.3 million shareholder loan on December 31, 2020. Maturity extended to June 2026 and effective interest rate reduced to 8.8% from 12%.
Total Liabilities	**(39.5)**	**(44.5)**	
Net Assets[2]	**44.0**	**17.9**	Increase primarily due to the $26.4 million net share capital raise in October 2020
Net Debt[3]	**8.3**	**23.1**	Favourable movement primarily due to increased liquidity resulting from the $26.4 million net share capital raise in October 2020

Certified B Corporation

Notes:
(1) All amounts shown are unaudited.
(2) Includes $20.8m & $25.2m of Aevitas hybrid instruments in fiscal year 2021 and 2020, respectively.
(3) Equals current and non-current debt obligations less unrestricted cash.
Numbers may not compute precisely due to rounding.

VIVOPOWER

THANK YOU

Q&A


354M

Certified B Corporation

VIVOPOWER

VivoPower | Sustainable Energy Solutions to Decarbonize and Achieve Net Zero

VivoPower is an international battery technology, electric vehicle, solar and critical power services company whose core purpose is to deliver **sustainable energy solutions** that help our customers to decarbonize towards net zero.

We are proud to be a **certified B Corporation**, part of global community of companies using business as a force for good.

We are a **NASDAQ listed, global organisation** with operations in Australia, Canada, the Netherlands, the United States and the United Kingdom.

VivoPower delivers solutions through our family of companies

VIVOPOWER

Electric Light Vehicles	Electrification Solutions
TEMBO e-LV	j.a. martin ELECTRICAL Kenshaw Industrial Power Solutions

Certified B Corporation

VIVOPOWER

VivoPower | A Certified B Corporation and Real Leaders Impact Award Winner

We are proud to be recognized as a business making a positive difference

CERTIFIED B CORPORATION

Part of a global movement of people using business as a force for good

What is a B Corp?

1. **IT'S A CERTIFICATION**
   Like fair trade (or organic or LEED), but for the whole company
2. **IT'S UNIQUE**
   Meets the highest standards of verified performance, transparency, and accountability
3. **IT'S AN APPROACH**
   A better way to do business – better for workers, communities and the environment
4. **IT'S A COMMUNITY**
   A community of practice to increase our individual and collective impact
5. **IT'S A MOVEMENT**
   Leaders of a global movement of people using business as a force for good™

Certified B Corporation

REAL LEADERS IMPACT AWARD WINNER

Honoring the purpose-driven companies committed to creating a better world



RealLeaders®
INSPIRE THE FUTURE
Real-Leaders.com
#47
IMPACT
VIVOPOWER
SPONSORED BY
SVN

Other Winners Include

TESLA
patagonia
BEN&JERRY'S

VIVOPOWER